EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Pelephone

Further to the Company’s immediate report of February 7, 2017 regarding the receipt of a notice concerning the declaration of a labor dispute in the subsidiary, Pelephone Communications Ltd. (“Pelephone”) and a strike as of February 22, 2017 onwards, the Company hereby provides notification that it was notified by Pelephone that various services which are provided to Pelephone’s customers may be affected by the sanctions and strikes initiated by the workers’ committee. These sanctions, which are intensifying, include, among other things, the non-provision of services and solutions to customers, including the non-repair of malfunctioning end equipment, delays in handling technology system malfunctions and so forth. Efforts are simultaneously being made to conduct negotiations.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.